SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549


FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934
                                       or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


Commission File Number:  0-19685


	METROVISION OF NORTH AMERICA, INC.
	(Exact Name of Registrant as Specified in Charter)

	75 South Church Street, Pittsfield, Massachusetts  01201	(413) 448-2111
         	(Address, including Zip Code, and Telephone Number,
 including Area Code, of Registrant's Principal Executive Offices)

Common Stock, $.001 par value
	(Title of Each Class of Securities Covered by this Form)

None
	(Title of All Other Classes for Which a Duty to File Reports Under
    Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]
Rule 12h-3(b)(1)(i)	[ x ]
Rule 12g-4(a)(1)(ii)	[   ]
Rule 12h-3(b)(1)(ii)	[   ]
Rule 12g-4(a)(2)(i)	[   ]
Rule 12h-3(b)(2)(i)	[   ]
Rule 12g-4(a)(2)(ii)	[   ]
Rule 12h-3(b)(2)(ii)	[   ]
Rule 15d-6	[   ]


Approximate number of holders of record as of the certificate or
notice date:	203

Pursuant to the requirements of the Securities Exchange Act of 1934, MetroVision of North America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:	March [___], 1999					By:
								Thomas M. Clarke
								President and Chief Executive Officer
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